UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
001-14370

CUSIP NUMBER
204448

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2007
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A.

PART I — REGISTRANT INFORMATION

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.
Full Name of Registrant

N/A
Former Name if Applicable

CARLOS VILLARAN 790
Address of Principal Executive Office (Street and Number)

SANTA CATALINA, LIMA 13, PERU
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Compañía de Minas Buenaventura S.A.A. (the “Company”) has completed all of the required information for its annual report on Form 20-F for the year ended December 31, 2007, however, the Company’s independent registered public accounting firm, Medina, Zaldivar, Paredes & Asociados (a member firm of Ernst & Young International) (“E&Y”), was unable to issue its audit report relating to the audit of the Company’s consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 for the reasons described below concerning the Company’s investment in Sociedad Minera Cerro Verde S.A.A. (“Cerro Verde”), an affiliate in which the Company owns an 18.50% interest.

Although E&Y audited Cerro Verde’s financial statements for the year ended December 31, 2007, Dongo-Soria Gaveglio y Asociados (a member firm of PricewaterhouseCoopers) (“PwC”) audited Cerro Verde’s financial statements for the years ended December 31, 2005 and 2006. E&Y’s opinion relating to the Company’s share in the net income of Cerro Verde for the years ended December 31, 2005 and 2006, insofar as it relates to the amounts included in the Company’s financial statements for these periods with respect to Cerro Verde, will be based solely on the audit report of PwC. As a result of a disagreement between E&Y and PwC as to the accounting effect of the application of U.S. Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB No. 109,” which was not resolved prior to June 30, 2008, PwC was unable to deliver its audit report by June 30, 2008, and, as a consequence, E&Y was unable to deliver its audit report as required by the rules and regulations promulgated under the Securities Exchange Act of 1934.

The Company’s Annual Report on Form 20-F will be filed as soon as practicable, and in any event no later than the fifteenth calendar day following the prescribed due date. The Company cannot eliminate the reasons causing the inability to timely file without unreasonable effort or expense. E&Y’s statement required by Rule 12b-25(c) is attached hereto as Exhibit 99.1.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Carlos E. Gálvez Pinillos	(511)	419-2540
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☐ Yes ☒ No

(3)	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2008	By:	/s/ Carlos E. Gálvez Pinillos
	Name:	Carlos E. Gálvez Pinillos
	Title:	Chief Financial Officer